

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

<u>Via E-mail</u>
Miguel Dotres
President
NAS Acquisition, Inc.
5881 NW 151 ST. Suite 216
Miami Lakes, FL 33014

> **Re: NAS Acquisition, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed July 6, 2015**
> **File No. 333-198776**

Dear Mr. Dotres:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have not provided the required financial statements of the operating companies to be acquired by OTM. To the extent you are unable to provide the required financial statements, a waiver request will have to be filed with the Corporation Finance – Office of the Chief Accountant seeking relief under the requirements of S-X Article 8.

<u>Results of Operations, page 24</u>

2.   We note your disclosure of the changes in sales and expenses at the Jupiter Farms and Hagen Ranch retail stores. Please revise your disclosure to more specifically discuss the relative impact of the number of gallons of fuel sold and the price of fuel for the sales at the two retail stores. In addition, please revise to clarify if you have significant sales or costs other than fuel.

Description of Property, page 28

3.   Please revise this section to clarify, if true, that the base rent for the retail stores is $30,000 per month and $36,000 per month. Please also revise to disclose that, in addition to the $30,000 monthly base rent, the lease for the Hagen Ranch retail store requires OTM to pay all operating costs, including taxes and insurance, per the disclosure on page 3 of Exhibit 10.I.

4.   Please disclose the material terms of the lease that you will enter into with respect to the Jupiter Farms retail store and file the lease as an exhibit. We note in this respect that Exhibit 10.J appears to be an assignment of a lease regarding the Dunkin Donut franchise at the Jupiter Farms retail store.

Unaudited Pro Forma Financial Statements

5.   Please revise to reflect the acquisition of the assets of the operating stores. We note the disclosure on page 21 that you are only acquiring certain licenses, intellectual property, etc.; however, the pro forma financial statements do not reflect how you to intend record the purchase price of these stores.

6.   Please revise to present pro forma EPS and to provide footnote disclosure of how it was determined, including the number of shares used in determining it and reconciling them to the shares disclosed in the pro forma financial statements.

7.   Please revise footnote 1 to the pro forma balance sheet to explain the reference to the 2,500,000 preferred shares to be issued in the acquisition of the operating stores as a deemed dividend as it appears these are the shares that will be issued in connection with the acquisition of the operating stores.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Charles B. Pearlman, Esq.